Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation
Commission File No.: 001-08323

The following information is available on the website http://www.betterhealthcaretogether.com.

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ANTHEM AND CIGNA: Driving Health Care Innovation Together

Enhancing Healthcare Access, Quality and Affordability

The proposed combination of Anthem and Cigna will create the nation’s premier global health benefits company and accelerate the realization of our vision to be America’s valued health partner. The combined company will feature enhanced diversification and geographic footprint to advance the transformation of health care delivery for consumers. Our commitment to ensuring consumers have access to affordable health coverage is the foundation of the proposed transaction and will remain Anthem’s top priority.

No company will be better positioned to compete and apply the insights and access of a broad network and dedicated local presence to address the health care challenges of the increasingly diverse markets, membership, and communities we serve. With hundreds of years of history between them, Anthem and Cigna have delivered innovative and affordable health and supplemental benefits solutions that help address our health system’s challenges and provide health care security to consumers, their families, and the communities we share with them.

Our responsibility as a health benefits company is evolving, and we recognize the need to help purchasers of health care decide how to choose and consume health care—not just pay for it. The combined capabilities of Anthem and Cigna, guided by our proven strategic pillars of provider collaboration, managing the total cost of care, and superior innovation will allow us to follow through on this important responsibility to consumers.

We invite you to learn more about the combination and its many benefits by exploring this website. For additional information, you can also visit the websites for Anthem and Cigna.

Presentation July 24, 2015 [Link omitted]	Press Release July 24, 2015 [Link omitted]
Fact Sheet [Link omitted]	Infographic [Link omitted]

About Our Companies

About Anthem, Inc.

Anthem is working to transform health care with trusted and caring solutions. Our health plan companies deliver quality products and services that give their members access to the care they need. With nearly 71 million people served by its affiliated companies, including more than 38 million enrolled in its family of health plans, Anthem is one of the nation’s leading health benefits companies. For more information about Anthem’s family of companies, please visit Anthem’s website.

Anthem Executive Management – Joseph R. Swedish – President and Chief Executive Officer

Joseph R. Swedish is the president and chief executive officer of Anthem, Inc., a Fortune 40 company with more than $70 billion in revenue and the nation’s leading health benefits provider serving more than 38.5 million — or one in nine Americans — through its affiliated health plans and nearly 71 million individuals across 26 states through its subsidiaries.  Mr. Swedish joined Anthem in March 2013. Amidst a rapidly changing health care landscape, Mr. Swedish has evolved Anthem’s strategy to position the company for long-term success by reinvigorating the company’s culture; revolutionizing relationships with providers by focusing on quality and value; and leading Anthem’s consumer transformation with a sharp focus on innovation.

With Mr. Swedish at the helm, Anthem has outperformed financial expectations for eight consecutive quarters with operating revenue growing 20% to more than $73 billion, and Anthem’s share price nearly tripling to an all-time high. Mr. Swedish has also mobilized Anthem’s 52,000 associates around three strategic pillars—provider collaboration, managing total cost of care, and consumer centricity—to advance the company’s ambitious 2018 goals: grow membership to 40 million members, and grow operating revenue to more than $100 billion.

Mr. Swedish’s more than 40 years of health care leadership includes 25 years as CEO for several major health systems, most recently as president and CEO of Trinity Health, an eighteen-state integrated health care delivery system. Mr. Swedish also held CEO and senior leadership positions with Centura Health, Hospital Corporation of America and other healthcare enterprises focusing on “turnaround” engagements. Throughout his career, Mr. Swedish has built a reputation for accelerating financial and operational performance combined with improvements in cost and quality of care by enhancing strategic direction and tactical market realignment and by leveraging value-creating assets through mergers or strategic acquisitions.

Mr. Swedish serves on the board of directors for the Blue Cross and Blue Shield Association, the National Institute for Health Care Management, America’s Health Insurance Plans, and the Board of Trustees of the AHA Health Research and Educational Trust, and Duke University’s Fuqua School of Business Board of Visitors. Mr. Swedish previously held board and advisory positions with Coventry Health Care, Inc., RehabCare Group, Inc., Cross Country, Inc., the American Hospital Association, Catholic Health Association (as its chairman), National Quality Forum, and Loyola University Chicago.

Mr. Swedish received his bachelor’s degree from the University of North Carolina at Charlotte and his master’s degree in health administration from Duke University

Anthem Executive Management – Wayne S. DeVeydt – Executive Vice President and Chief Financial Officer

Wayne S. DeVeydt serves as executive vice president and chief financial officer for Anthem, Inc. Mr. DeVeydt joined Anthem in March 2005 as senior vice president and chief accounting officer, responsible for the company’s accounting and financial reporting, tax and financial systems. He assumed responsibility for investor relations and became chief of staff to the chairman and chief executive officer in 2006. Mr. DeVeydt became chief financial officer in May 2007 and is responsible for overseeing the financial operations associated with the company’s more than $74 billion in annual revenues. He is exceptionally skilled in planning, developing, supervising and implementing business strategies that achieve optimum productivity and cost efficiency. Mr. DeVeydt is often praised for his down-to-earth communications style that delivers key financial information in easy-to-understand terms.

Mr. DeVeydt leads the following areas: treasury functions, such as capital planning, investments and cash management; investor relations; budgeting and forecasting; financial reporting; tax planning and compliance; accounting; and internal audit and compliance. Additionally, he oversees the actuarial functions including pricing, product development, valuation, health care management support, forecasting and other types of actuarial analysis.

Prior to joining Anthem, Mr. DeVeydt was a partner with PricewaterhouseCoopers, LLP. Mr. DeVeydt was voted Best Managed Care CFO for 2012 by Institutional Investor and has been recognized by the global publication on numerous occasions. Mr. DeVeydt was also named Best Managed Care CFO in 2008 and 2011. He was recognized by the Indianapolis Business Journal as 2011 CFO of the Year in the Public Companies category.

Mr. DeVeydt currently serves as a board member on a national level for the U.S. Chamber of Commerce, and was appointed to Boys & Girls Clubs of America’s esteemed Board of Governors in January 2015. BGCA’s board offers strategic leadership to the organization, guiding the work of more than 4,100 Clubs and affiliated youth centers on military installations worldwide. Each year, Clubs impact nearly 4 million kids and teens. A leader in youth development, BGCA’s vision calls for all Club members to graduate from high school with a plan for the future, demonstrating good character and citizenship, and leading a healthy lifestyle. Mr. DeVeydt is also an active leader in his community, serving as a board member of the Cancer Support Community, an international non-profit dedicated to providing support, education and hope to people affected with cancer. He previously served as a board member for the YMCA of Greater Indianapolis and The Children’s Museum of Indianapolis, the world’s largest children’s museum.

Mr. DeVeydt received a Bachelor of Science in Accountancy from the University of Missouri in St. Louis.

About Cigna Corporation

Cigna works with employers and organizations around the world helping employees stay healthy and on the job. We work closely with brokers and consultants to develop innovative programs, help individuals and families improve their health, well-being and sense of security—and lower their medical costs. And, Cigna provides access to a global network of local physicians and hospitals—as well as 24/7/365 live customer service.

Cigna Executive Management – David Cordani – President and Chief Executive Officer

David Cordani became President and CEO of Cigna in 2009 and has spearheaded its transformation into a leading global health service company, doubling the size of the company in five years. He is a prominent voice addressing key health challenges, such as the empowering of individuals to manage their own health, innovating new health delivery models focused on patients’ health improvements, and partnering with physicians to focus on wellness, and improving clinical quality.

With operations and capabilities in more than 30 countries, Cordani leads Cigna’s more than 37,000 employees in improving the health, well-being and sense of security of more than 88 million customer relationships.

Under Cordani’s leadership, Cigna has:

•	Delivered nearly 15% compounded annual growth for both revenue and adjusted income from operations (2009-2013).

•
Successfully integrated a series of significant global acquisitions, including the $3.8 billion purchase of HealthSpring (now Cigna-HealthSpring), which gave Cigna one million new customer relationships in the growning seniors segment.

•	Expanded the company’s operations in China and South Korea, while launching joint ventures in Turkey and India, giving Cigna strategic footholds in these high-growth markets.

Prior to joining Cigna, Cordani was with Coopers & Lybrand. He actively works with March of Dimes, The Juvenile Diabetes Research Foundation, the Achilles International Freedome Team of Wounded Veterans and is a charter board member of ChildObesity180. Cordani was named to the General Mills Board of Directors in 2014 and to the U.S.-India Business Council Board of Directors in 2015.

Cordani is an accomplished triathlete, having competed in more than 125 triathlons. He earned his bachelor’s degree from Texas A&M, and an MBA from the University of Hartford.

All statistics are based on Cigna internal data.

Cigna Executive Management – Thomas McCarthy – Executive Vice President and Chief Financial Officer

Thomas A. McCarthy was named Executive Vice President and Chief Financial Officer in July 2013. He has executive leadership responsibility for all of Cigna’s financial operations and functions, as well as for Cigna’s investment management and strategic planning units.

He has over 31 years’ experience in health care and insurance services, including more than 26 years with Cigna in various financial and operational assignments.

Before being named CFO, he served as Vice President of Finance with responsibility for treasury, tax, strategy and corporate development, and management of run-off reinsurance operations. Tom and his team lead a number of key initiatives, including launching Cigna’s Go Deep, Go Global, Go Individual strategy; the acquisitions of Great West Healthcare, Vanbreda International and HealthSpring; and the transaction with Berkshire-Hathaway to complete the exit of Cigna’s run-off reinsurance business.

Other previous roles include interim Chief Financial Officer, Vice President and Treasurer, Senior Vice President of Cigna Risk Solutions, Financial Officer for Cigna Integrated Care, Financial Officer for Cigna’s large risk property/casualty business, and various capital management and corporate finance roles in Cigna Treasury.

He first joined Cigna in 1980, left to join USAA in 1985, and returned to Cigna in 1986. In 1999, he joined Kemper Insurance, where he was responsible for a profit center marketing alternative risk products, until 2003, when he rejoined Cigna.

He received his undergraduate degree from the Wharton School of the University of Pennsylvania and an MBA from Carnegie Mellon University.

How You Benefit

How Consumers Benefit

Our commitment to ensuring that consumers have access to affordable health coverage is the foundation of Anthem’s proposed acquisition of Cigna, and will remain one of our top priorities. Our responsibility as a health benefits company is evolving, and we recognize the need to help health care consumers decide how to choose a plan and utilize health care—not just pay for it. This acquisition will further our mission to follow through on this important responsibility and deliver the highest quality and most efficient access to care available to members.

No company will be better positioned to compete and apply the insights and access to a broad network and dedicated local presence to address the health care challenges of the increasingly diverse markets, membership, and communities we serve.

By realizing the expected network benefits that will result from this acquisition, Anthem will operate more efficiently to reduce operational costs and, at the same time, enhance our ability to manage the cost drivers that negatively impact affordability for members while preserving the quality of care. The proposed combination will also allow us to expand the positive effects of our successful population health management programs that have improved patient outcomes, generated meaningful cost savings, and empowered consumers to more actively engage in their own health and wellbeing.

It is important to note that this transaction is not expected to close until the second half of 2016, so for the time being it is business as usual at Anthem. This news does not have an impact on the benefits our affiliated health plan members have today, and does not alter any Anthem or Cigna agreements with physicians, hospitals and other health care providers.

How Employers Benefit

By acquiring Cigna, Anthem’s affiliated health care plans will be able to enhance their broad spectrum of personally relevant, high-quality, high-value products and services that exceed consumer expectations, and ensure as many consumers as possible in our markets have access to quality, affordable health care.

Anthem’s best-in-class commercial businesses will be supplemented by Cigna’s complementary capabilities to serve individual, local large and small group customers, and national employers, allowing the sharing and integration of innovative individual and employer solutions across this important customer base.

With the acquisition of Cigna, our capabilities and geographic footprint will expand access to an unmatched network of hospitals, physicians, and health care professionals. No company will be better positioned to apply the insights and access to a broad network and dedicated local presence to address the health care challenges of the increasingly diverse markets, membership and communities we serve.

How Providers Benefit

The foundation of our transaction is our commitment to affordable health coverage for consumers in our markets. One of the best ways we continue to deliver on this commitment is by working collaboratively with the delivery system to advance quality, safety, and value.

For a combined nearly 275-year history, Anthem and Cigna have worked hard to promote collaboration and innovation with the delivery system. Anthem’s affiliated health plans offer the industry’s leading portfolio of providers and the complementary resources and capabilities of Cigna will expand the positive impact of these arrangements and also allow the sharing of information, best practices and data and analytics to help providers and consumers.

Anthem and Cigna share a belief that the health care system best serves consumers when all parts of the system work together. This includes the nation’s largest and longest running hospital quality program and our Enhanced Personal Health Care program, which promotes the physician-patient relationship and sustainability of primary care through enhanced reporting, comprehensive quality standards, expanded access, and shared savings.

Our health plans are committed to their provider partnerships and to working with providers to promote and preserve the health and wellbeing of our members.

How Policymakers Benefit

Rising health care costs are driven by numerous of factors including widespread chronic disease, poor quality and uncoordinated care, and delivery system consolidations that have led to increased costs for consumers

As a result of this acquisition, Anthem expects to operate more efficiently by reducing our own operational costs, and, at the same time, enhancing our ability to manage the cost drivers that negatively impact affordability for consumers.

We believe the proposed acquisition will diversify our current business lines and enhance value, choice, and access. Anthem and Cigna geographies and product offerings are complementary, with limited geographic or operational overlap.

Through the acquisition of Cigna, Anthem’s affiliated health plans will be better positioned to offer a full spectrum of affordable health benefits solutions to individuals, small businesses, large employers, and federal and state governments. Both companies are committed to working collaboratively with all those concerned to obtain approvals and work to ensure the consumers and communities we serve benefit from the transaction.

How Brokers Benefit

Through the acquisition of Cigna, Anthem will enhance its broad spectrum of personally relevant, high-quality, high-value products and services that exceed consumer expectations, and ensure as many consumers as possible in our markets have access to quality, affordable health care. Brokers will benefit from Anthem’s enhanced efficiency, scale and reach.

By offering a diverse portfolio of products and services responsive to consumer needs, including more than 1,000 new products for individuals in the health insurance exchanges, Anthem’s affiliated health plans have generated compelling business, revenue, and membership growth. Cigna’s capabilities in these three areas are innately complementary to Anthem’s and were key factors in our decision to pursue this acquisition.

No two companies are more experienced and accustomed to creating products and services tailored to local, national, and international needs than Anthem and Cigna. We will maintain this focus and flexibility to address the health care challenges of our diverse local markets and consumer populations.

How Investors Benefit

Anthem’s acquisition of Cigna will deliver immediate and long-term value to consumers and shareholders through:

•	Expanded provider collaborations;

•	Enhanced affordability and cost of care management capabilities; and

•	Superior innovations and breadth of solutions that deliver a better overall health care experience for consumers.

This combination will create a diversified company with more than $115 billion in pro forma annual revenues, based on 2015 outlooks publicly reported by both companies and a comprehensive range of trusted products and services to individuals, employers, state and federal governments, and international customers.

We expect to close the transaction in the second half of 2016, pending the receipt of certain regulatory approvals, standard closing conditions and the approval of Anthem and Cigna stockholders.

We are eager to leverage the deep and unmatched health care knowledge, talent and expertise of both organizations to achieve the goals of this combination and position Anthem for future success.

Media

Anthem Contacts:

Investor Relations	Media

Doug Simpson, 317-488-6181	Kristin Binns, 917-697-7802
Douglas.simpson@anthem.com	Kristin.binns@anthem.com

Cigna Contacts:

Investor Relations	Media

Will McDowell, 215-761-4198	Matt Asensio, 860-226-2599
william.mcdowell2@cigna.com	Matthew.Asensio@cigna.com

Forward Looking Statements

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

The proposed transaction between Anthem, Inc. (“Anthem”) and Cigna Corporation (“Cigna”) will be submitted to Anthem’s and Cigna's shareholders and stockholders (as applicable) for their consideration.  In connection with the transaction, Anthem and Cigna will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including an Anthem registration statement on Form S-4 that will include a joint proxy statement of Anthem and Cigna that also constitutes a prospectus of Anthem, and each will mail the definitive joint proxy statement/prospectus to its shareholders and stockholders, respectively. This communication is not a substitute for the registration statement, joint proxy statement/prospectus or any other document that Anthem and/or Cigna may file with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF ANTHEM AND CIGNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement containing the joint proxy statement/prospectus and other documents filed with the SEC by Anthem or Cigna (when available) through the web site maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Anthem will be available free of charge on Anthem’s internet website at http://www.antheminc.com or by contacting Anthem’s Investor Relations Department at (317) 488-6168. Copies of the documents filed with the SEC by Cigna will be available free of charge on Cigna’s internet website at http://www.cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198.

Anthem, Cigna and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Anthem’s executive officers and directors in Anthem’s annual report on Form 10-K for the year ended December 31, 2014 and its definitive proxy statement filed with the SEC on April 1, 2015. You can find information about Cigna’s executive officers and directors in Cigna’s annual report on Form 10-K for the year ended December 31, 2014 and its definitive proxy statement filed with the SEC on March 13, 2015. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus when it is filed with the SEC. You may obtain free copies of these documents using the sources indicated above.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document, and oral statements made with respect to information contained in this communication,  contain certain forward-looking information about Anthem, Inc. (“Anthem”), Cigna Corporation (“Cigna”) and the combined businesses of Anthem and Cigna that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not generally historical facts. Words such as “expect(s),” “feel(s),” “believe(s),” “will,” “may,” “anticipate(s),” “intend,” “estimate,” “project” and similar expressions (including the negative thereof) are intended to identify forward-looking statements, which generally are not historical in nature. These statements include, but are not limited to, statements regarding the merger between Anthem and Cigna; Anthem’s financing of the proposed transaction; the combined company’s expected future performance (including expected results of operations and financial guidance); the combined company’s future financial condition, operating results, strategy and plans; statements about regulatory and other approvals; synergies from the proposed transaction; the combined company’s expected debt-to-capital ratio and ability to retain investment grade ratings; the closing date for the proposed transaction; financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain known and unknown risks and uncertainties, many of which are difficult to predict and generally beyond Anthem’s and Cigna’s control, that could cause actual results and other future events to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in Anthem’s and Cigna’s public filings with the U.S. Securities and Exchange Commission (the “SEC”); those relating to the proposed transaction, as detailed from time to time in Anthem’s and Cigna’s filings with the SEC; increased government participation in, or regulation or taxation of health benefits and managed care operations, including, but not limited to, the impact of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, or Health Care Reform; trends in health care costs and utilization rates; our ability to secure sufficient premium rates including regulatory approval for and implementation of such rates; our participation in the federal and state health insurance exchanges under Health Care Reform, which have experienced and continue to experience challenges due to implementation of initial and phased-in provisions of Health Care Reform, and which entail uncertainties associated with the mix and volume of business, particularly in Individual and Small Group markets, that could negatively impact the adequacy of our premium rates and which may not be sufficiently offset by the risk apportionment provisions of Health Care Reform; our ability to contract with providers consistent with past practice; competitor pricing below market trends of increasing costs; reduced enrollment, as well as a negative change in our health care product mix; risks and uncertainties regarding Medicare and Medicaid programs, including those related to non-compliance with the complex regulations imposed thereon and funding risks with respect to revenue received from participation therein; our projected consolidated revenue growth and global medical customer growth; a downgrade in our financial strength ratings; litigation and investigations targeted at our industry and our ability to resolve litigation and investigations within estimates; medical malpractice or professional liability claims or other risks related to health care services provided by our subsidiaries; our ability to repurchase shares of its common stock and pay dividends on its common stock due to the adequacy of its cash flow and earnings and other considerations; non- compliance by any party with the Express Scripts, Inc. pharmacy benefit management services agreement, which could result in financial penalties; our inability to meet customer demands, and sanctions imposed by governmental entities, including the Centers for Medicare and Medicaid Services; events that result in negative publicity for us or the health benefits industry; failure to effectively maintain and modernize our information systems and e-business organization and to maintain good relationships with third party vendors for information system resources; events that may negatively affect Anthem’s licenses with the Blue Cross and Blue Shield Association; possible impairment of the value of our intangible assets if future results do not adequately support goodwill and other intangible assets; intense competition to attract and retain employees; unauthorized disclosure of member or employee sensitive or confidential information, including the impact and outcome of investigations, inquiries, claims and litigation related to the cyber attack Anthem reported in February 2015; changes in the economic and market conditions, as well as regulations that may negatively affect our investment portfolios and liquidity; possible restrictions in the payment of dividends by our subsidiaries and increases in required minimum levels of capital and the potential negative effect from our substantial amount of outstanding indebtedness; general risks associated with mergers and acquisitions; various laws and provisions in Anthem’s governing documents that may prevent or discourage takeovers and business combinations; future public health epidemics and catastrophes; and general economic downturns. Important factors that could cause actual results and other future events to differ materially from the forward-looking statements made in this communication are set forth in other reports or documents that Anthem and/or Cigna may file from time to time with the SEC, and include, but are not limited to: (i) the ultimate outcome of the proposed transaction, including the ability to achieve the synergies and value creation contemplated by the proposed transaction, (ii) the ultimate outcome and results of integrating the operations of Anthem and Cigna, (iii) disruption from the merger making it more difficult to maintain businesses and operational relationships, (iv) the risk that unexpected costs will be incurred in connection with the proposed transaction, (v) the timing to consummate the proposed transaction, (vi) the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of required regulatory approvals and  the receipt of approval of both Anthem’s and Cigna’s shareholders and stockholders, respectively, and (viii) the risks and uncertainties detailed by Cigna with respect to its business as described in its reports and documents filed with the SEC. All forward-looking statements attributable to Anthem, Cigna or any person acting on behalf of Anthem and/or Cigna are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward- looking statements that speak only as of the date hereof. Except to the extent otherwise required by federal securities law, neither Anthem nor Cigna undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or the receipt of new information. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and Cigna’s SEC reports.